FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of September 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On September 8, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced a new business unit known as ‘Software Digital Rights Management’ (DRM), which proactively combines the registrant’s software protection, licensing and distribution products, HASP® and Privilege™. A copy of the press release is attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: September 8, 2004

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact: Matthew Zintel Zintel Public Relations matthew@zintelpr.com 310.574.8888	Investor Relations Contact: Mark Jones Global Consulting Group mjones@hfgcg.com 646.284.9414

Aladdin Articulates New Strategy for HASP® Family of Products

Company realigns Software Digital Rights Management branding into new ‘HASP Software DRM’ platform

CHICAGO, September 8, 2004, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN), the world’s largest provider of software licensing authentication tokens, today announced a new business unit known as ‘Software Digital Rights Management’ (DRM). The new unit proactively combines Aladdin’s software protection, licensing and distribution products, HASP® and Privilege™.

Software publishers will be offered a cohesive set of software tools and processes to ensure protection of assets and maximize revenue. To simplify and strengthen Aladdin’s strategic branding, both the HASP and Privilege products will be unified under the family name of ‘HASP Software DRM.’ The new HASP family offering provides software publishers with fast, reliable, proven security for both electronic and traditional boxed distribution of software. It optimally combines the capabilities of the HASP hardware-based solution and the Privilege software-based solution to provide software vendors greater flexibility and freedom to choose from a richer variety of software protection, licensing and distribution options.

“Aladdin’s converged HASP approach addresses software vendors’ real needs,” said Charles Kolodgy, research director of Security Products at IDC. “Software vendors need to be able to craft the most optimal business models for their markets, requiring extra flexibility in selecting their strategy of software protection, licensing and distribution. This convergence builds on Aladdin’s already market-leading role in software licensing authentication tokens.”

Customer-Centric Strategy
IDC Bulletin #31432 (June 2004) recently confirmed that Aladdin is the number one provider of software licensing authentication tokens worldwide for both 2002 and 2003. By extending the well-known HASP brand to include both software and hardware-based protection, Aladdin reduces the number of brands it promotes while developing one comprehensive product family to meet the emerging needs of software publishers. This will further enhance software publishers’ ability to flexibly choose a solution, or combination of solutions to meet their needs. To support the future vision of a unified product offering, the HASP and Privilege R&D and product management resources within the Software DRM business Unit have also been converged. Strides toward product convergence have already begun with the introduction of HASP HL.

The HASP Family of Products
—	HASP HL (launched Sept 8, 2004), a hardware-based licensing and software protection system
—	HASP SL (formerly known as Privilege), a software-based licensing, protection and distribution system
—	HASP TT (formerly known as the Privilege Trialware Toolkit), for creating secure, controlled trialware
—	HASP DocSeal, a hardware-based system for protection of intellectual property and sensitive information

“Flexible options for licensing and protection of software are a key element of adapting sales to specific markets,” said Fred Hoch, vice president of software programs for the Software & Information Industry Association (SIIA). “Combined technologies that provide software publishers with reliable security for both electronic and traditional distribution of software are critically important.”

“We are focused on building the best-in-breed solutions to meet our customers’ needs, for today and tomorrow,” said Avi Barir, vice president of software DRM. “Aladdin is committed to the software digital rights management market. We believe our strategy will change and enhance the ability of software vendors to offer more attractive and competitive products and subsequently increase their revenue.”

For more information on the new Aladdin HASP products and services, please visit the Aladdin web site at www.eAladdin.com/HASP.

About Aladdin Knowledge Systems
Aladdin (NASDAQ: ALDN) is a leader in digital security, providing solutions for software digital rights management and Internet security since 1985. Serving more than 30,000 customers worldwide, Aladdin products include:  the USB-based eToken™ device for strong user authentication and e-commerce security; the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content; and the HASP® family of hardware- and software-based products that flexibly protect, license and distribute software and intellectual property. Visit the Aladdin Web site at http://www.eAladdin.com.

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